EXHIBIT 99.3
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT REPORT
The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.
The board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Corporation’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

/s/ Richard J. Harrington	/s/ Robert D. Daleo

Richard J. Harrington President & Chief Executive Officer	Robert D. Daleo Executive Vice President & Chief Financial Officer
February 23, 2006

AUDITORS’ REPORT
To the shareholders of The Thomson Corporation:
We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2005 and 2004, and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Toronto, Canada February 23, 2006
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings

	Year ended December 31,
		2004
(millions of U.S. dollars, except per common share amounts)	2005	(note 6)

Revenues	8,703	8,057
Cost of sales, selling, marketing, general and administrative expenses	(6,308)	(5,822)
Depreciation (note 21)	(622)	(620)
Amortization (note 12)	(309)	(285)

Operating profit	1,464	1,330
Net other (expense) income (note 3)	(28)	24
Net interest expense and other financing costs (note 4)	(223)	(235)
Income taxes (note 5)	(287)	(263)

Earnings from continuing operations	926	856
Earnings from discontinued operations, net of tax (note 6)	8	155

Net earnings	934	1,011
Dividends declared on preference shares (note 15)	(4)	(3)

Earnings attributable to common shares	930	1,008
Retained earnings at beginning of year	6,808	6,295
Repurchase of common shares (note 15)	(229)	—
Dividends declared on common shares (note 15)	(517)	(495)

Retained earnings at end of year	6,992	6,808

Basic and diluted earnings per common share (note 7):
From continuing operations	$1.41	$1.30
From discontinued operations	0.01	0.24

Basic and diluted earnings per common share	$1.42	$1.54

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

	December 31,
		2004
(millions of U.S. dollars)	2005	(note 6)

Assets
Cash and cash equivalents	407	405
Accounts receivable, net of allowances of $324 million (2004 — $343 million) (note 8)	1,699	1,643
Inventories (note 9)	322	312
Prepaid expenses and other current assets	325	312
Deferred income taxes (note 5)	250	212
Current assets of discontinued operations (note 6)	6	8

Current assets	3,009	2,892
Computer hardware and other property, net (note 10)	781	749
Computer software, net (note 11)	749	769
Identifiable intangible assets, net (note 12)	4,482	4,719
Goodwill (note 13)	9,019	9,113
Other non-current assets	1,386	1,393
Non-current assets of discontinued operations (note 6)	10	10

Total assets	19,436	19,645

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness (note 14)	202	7
Accounts payable and accruals	1,730	1,734
Deferred revenue	1,058	1,030
Current portion of long-term debt (note 14)	98	295
Current liabilities of discontinued operations (note 6)	19	17

Current liabilities	3,107	3,083
Long-term debt (note 14)	3,983	4,013
Other non-current liabilities	823	1,015
Deferred income taxes (note 5)	1,560	1,572

Total liabilities	9,473	9,683

Shareholders’ equity
Capital (note 15)	2,726	2,696
Cumulative translation adjustment (note 19)	245	458
Retained earnings	6,992	6,808

Total shareholders’ equity	9,963	9,962

Total liabilities and shareholders’ equity	19,436	19,645

The related notes form an integral part of these consolidated financial statements.
Approved by the Board

/s/ David K.R. Thomson	/s/ Richard J. Harrington

David K. R. Thomson Director	Richard J. Harrington Director

The Thomson Corporation
Consolidated Statement of Cash Flow

	Year ended December 31,
		2004
(millions of U.S. dollars)	2005	(note 6)

Cash provided by (used in):
Operating activities
Net earnings	934	1,011
Remove earnings from discontinued operations	(8)	(155)
Add back (deduct) items not involving cash:
Depreciation (note 21)	622	620
Amortization (note 12)	309	285
Net gains on disposals of businesses and investments (note 3)	(5)	(53)
Loss from redemption of bonds (notes 3 and 14)	23	53
Deferred income taxes (note 5)	(16)	(3)
Other, net	55	170
Voluntary pension contributions (note 16)	(25)	(7)
Changes in working capital and other items (note 21)	(20)	(161)
Cash provided by operating activities — discontinued operations (note 6)	10	48

Net cash provided by operating activities	1,879	1,808

Investing activities
Acquisitions, less cash therein of $8 million (2004 - $220 million) (note 18)	(289)	(1,337)
Proceeds from disposals (note 18)	4	87
Capital expenditures, less proceeds from disposals of $2 million (2004 — $10 million)	(642)	(619)
Other investing activities	(39)	(60)
Capital expenditures of discontinued operations (note 6)	—	(3)
Net proceeds from (income taxes paid on) disposals of discontinued operations (note 6)	(105)	474
Cash used in investing activities — discontinued operations (note 6)	—	(5)

Net cash used in investing activities	(1,071)	(1,463)

Financing activities
Proceeds from debt (note 14)	401	1,174
Repayments of debt (note 14)	(621)	(1,186)
Net borrowings (repayments) under short-term loan facilities	191	(90)
Premium on bond redemption (note 14)	(22)	(41)
Repurchase of common shares	(256)	—
Dividends paid on preference shares (note 15)	(4)	(3)
Dividends paid on common shares (note 15)	(505)	(484)
Other financing activities, net	18	1

Net cash used in financing activities	(798)	(629)

	10	(284)
Translation adjustments	(8)	6

Increase (decrease) in cash and cash equivalents	2	(278)
Cash and cash equivalents at beginning of period	405	683

Cash and cash equivalents at end of period	407	405

Supplemental cash flow information is provided in notes 4, 18 and 21.
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.
Accounting Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Foreign Currency
Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity. Other currency gains or losses are included in earnings.
Revenue Recognition
Revenues are recognized, net of estimated returns, when the following four criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
In addition to the above general principles, the Company applies the following specific revenue recognition policies:
Subscription-based Products (excluding software)
Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Multiple element arrangements
When a sales arrangement requires the delivery of more than one product or service, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.
If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, according to a calculation known as the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items.
If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-related Products and Services
License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated licensing period nor future obligations, revenues are recognized upon delivery.
Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.
Other Service Contracts
For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures. For a substantial majority of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.
Employee Future Benefits
Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.
Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.
Long-lived Assets
Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.
Computer Hardware and other property
Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Computer software
Capitalized Software for internal use
Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings and retained earnings.
Capitalized Software to be marketed
In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings.
Pre-publication costs
Pre-publication costs, which are costs to create the initial version of a textbook or other media, are recorded at cost within “Other non-current assets” in the consolidated balance sheet. Pre-publications costs are depreciated over the period that the majority of sales relating to the content are expected to be generated, which is generally three to five years, within “Depreciation” in the consolidated statement of earnings and retained earnings. The depreciation period generally begins on the publication date.
Identifiable Intangible Assets and Goodwill
Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.
Identifiable Intangible Assets
Identifiable intangible assets with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	1-30 years
Customer relationships	1-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years
Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.
Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

Goodwill
Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:
•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.
The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.
Investments
The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company’s share of net earnings or losses of the investee companies, and are reduced by dividends received. The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence. When the estimated fair values of investments fall below their carrying values, the investments are written down if such declines are considered to be other than temporary. Investments are included within “Other non-current assets” in the consolidated balance sheet.
Disposal of Long-lived Assets and Discontinued Operations
Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.
Deferred Income Taxes
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.
Derivative Financial Instruments
In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:
•	foreign currency contracts to hedge currency exposures on non-U.S. dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•	interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.
While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on foreign currency derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments which do not qualify as hedges are measured at fair value with changes recognized in earnings.
Stock-based Compensation Plans
Stock Incentive Plan
Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.
Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the grant date.
Phantom Stock Plan
Benefits under the phantom stock plan are issued in the form of stock appreciation rights (“SARs”). Such benefits are payable in cash, and compensation expense is recognized as the stock appreciation rights (“SARs”) change in value based on the fair market value of the Company’s common shares at the end of each reporting period.
Employee Stock Purchase Plan
In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible U.S. employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.
Recently Issued Accounting Standards
The Accounting Standards Board and the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) have recently issued the following accounting standards that are applicable to the Company’s activities in future periods.
CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments—Recognition and Measurement and CICA Handbook Section 3865, Hedges. In January 2005, the CICA approved the issuance of Handbook Section 1530, Handbook Section 3855, and Handbook Section 3865. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007. The Company is considering an early adoption of these Handbook Sections in the first quarter of 2006.
These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.
For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. The adoption of these standards will not have a material impact on the Company’s consolidated financial statements.
In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. Adoption of this Handbook Section will not have a material impact on the consolidated financial statements.
In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). This Abstract essentially harmonizes Canadian GAAP with U.S. GAAP and requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. Thomson had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract will not have an impact on the Company’s consolidated financial statements.
Comparative Amounts
Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2004 have been reclassified to conform to the current year’s presentation. Specifically:
•	The consolidated statement of earnings and retained earnings for prior periods reflects the reclassification of “Equity in net earnings (losses) of associates” to “Net other (expense) income.”

•	The consolidated balance sheet for prior periods reflects the reclassification of certain non-current assets. Specifically, capitalized software developed for internal use and capitalized software to be marketed are now presented together in a single caption. Additionally, pre-publication costs are now included in “Other non-current assets.” Previously, capitalized software developed for internal use and pre-publication costs were included in “Property and equipment” which is no longer included on the balance sheet. Capitalized software to be marketed was previously included in “Other non-current assets.”

•	Effective January 1, 2005, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog Newsedge operations, which provides business news and information. Segment results for prior periods reflect this change.
Note 2: Changes in Accounting Policies
Effective January 1, 2005, Thomson adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. AcG-15 requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption did not have an impact on the consolidated financial statements.
In May 2005, the EIC of the CICA issued Abstract 154, Accounting for Pre-existing Relationships between the Parties of a Business Combination. The Abstract harmonizes Canadian GAAP on the issue with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of that pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract was effective for business combinations completed after May 31, 2005 and did not have a material effect on the consolidated financial statements.

Note 3: Net Other (Expense) Income
The components of net other (expense) income include:

	Year ended
	December 31,
	2005	2004

Net gains on disposals of businesses and investments	5	53
Loss from redemption of debt securities	(23)	(53)
Equity in net earnings of associates	5	—
Other (expense) income	(15)	24

Net other (expense) income	(28)	24

Net gains on disposals of businesses and investments
For the year ended December 31, 2004, this amount includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.
Loss from redemption of debt securities
In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. In November 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (approximately US$0.8 billion). These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 14.
Other (expense) income
For the year ended December 31, 2005, other expense relates to a writedown of an investment to reflect current estimates of fair value. For the year ended December 31, 2004, other income primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company’s claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.
Note 4: Net Interest Expense and Other Financing Costs
The components of net interest expense and other financing costs include:

	Year ended December 31,
	2005	2004

Interest income	16	10
Interest expense on short-term indebtedness	(9)	(2)
Interest expense on long-term debt	(230)	(243)

	(223)	(235)

Interest paid on short-term indebtedness and long-term debt during 2005 was $219 million (2004 — $250 million) and interest received during 2005 was $15 million (2004 — $10 million).

Note 5: Income Taxes
The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31,
	2005	2004

Canada	(198)	(215)
U.S. and other jurisdictions	1,411	1,334

Total earnings before taxes [1]	1,213	1,119

[1]	Represents earnings from continuing operations before income taxes.
The provision for income taxes consisted of:

	Year ended December 31,
	2005	2004

Canada:

Current	126	1
Deferred	—	—

Total Canadian	126	1

U.S. and other jurisdictions:
Current	177	265
Deferred	(16)	(3)

Total U.S. and other jurisdictions	161	262

Total worldwide	287	263

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2005	2004

Accrued expenses	198	184
Deferred compensation and stock options	116	119
Accounts receivable allowances	100	94
Inventory	47	36
Tax loss and credit carryforwards	846	802
Other	90	78

Total deferred tax asset	1,397	1,313
Valuation allowance	(462)	(408)

Net deferred tax asset	935	905
Intangible assets	(1,583)	(1,596)
Other long-lived assets[1]	(246)	(265)
Financial instruments	(237)	(214)
Pension	(148)	(154)
Other	(31)	(36)

Total deferred tax liability	(2,245)	(2,265)

Net deferred tax liability	(1,310)	(1,360)

1.	Other long-lived assets include Computer hardware and other property, Computer software for internal use and Pre-publication costs.
The net deferred liability of $1,310 million (2004 — $1,360 million) was comprised of net current deferred tax assets of $250 million (2004 — $212 million) and net long-term deferred tax liabilities of $1,560 million (2004 — $1,572 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2005 and 2004:

	2005	2004

Balance at beginning of year	408	440
Additional Canadian and other net operating losses with no benefit	82	77
Reduction due to change in deferred tax liability related to debt instruments[1]	(63)	(132)
Recognition of benefit of UK tax losses and credits due to tax law change[2]	—	(41)
Increase due to tax loss incurred on sale of DBM	—	68
Sale of Canadian subsidiary[3]	—	(51)
Exchange and other items	35	47

Balance at end of year	462	408

1.	Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2005 and 2004 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

2.	In 2004, the Company reversed valuation allowances related to UK losses and tax credit carryforwards which were considered more likely than not to be used due to changes in tax laws.

3.	In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards, to a company controlled by Kenneth R. Thomson. See Note 22.
The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2005	2004

Earnings before taxes	1,213	1,119

Income taxes at the Canadian corporate tax rate (36.0%)	437	403
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(212)	(176)
Additions to valuation allowance due to losses with no benefit	82	77
Net change to contingent tax liabilities[1]	(133)	14
Withholding tax on repatriation of accumulated profits[2]	125	—
Reversal of valuation allowance due to UK tax law change	—	(41)
Other, net	(12)	(14)

Income tax provision on continuing operations	287	263

1.	In 2005, this amount includes the recognition of a net tax benefit of $137 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

2.	During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalization of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.
The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.
The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company’s contingency reserves represent liabilities for the years 2000 to 2005.

At December 31, 2005, the Company had Canadian tax loss carryforwards of $1,290 million, tax loss carryforwards in other jurisdictions of $901 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $37 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2007 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2006 and 2025. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $18 million, which may be carried forward indefinitely, and a tax benefit of $79 million related to capital loss carryforwards that may be used only in offsetting future capital gains.
The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $4.6 billion at December 31, 2005. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.
Note 6: Discontinued Operations
The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated offerings of Thomson.
In December 2005, the Company’s board of directors approved the sale of American Health Consultants (“AHC”). AHC is a provider of medical education and publisher of medical newsletters, and is managed within Thomson Scientific & Healthcare.
In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the Corporate and other segment.
In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. (“Sheshunoff”), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, the Company recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.
In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.
The carrying amounts of assets and liabilities related to these discontinued businesses as of December 31, 2005 are as follows:

Balance Sheet

	AHC
	December 31,	December 31,
	2005	2004

Current assets
Accounts receivable, net of allowances	5	5
Prepaid expenses and other current assets	—	1
Current deferred income taxes	1	2

Total current assets	6	8

Non-current assets
Identifiable intangible assets	2	2
Goodwill	6	6
Deferred income taxes	2	2

Total non-current assets	10	10

Current liabilities
Accounts payable and accruals	5	4
Deferred revenue	14	13

Total current liabilities	19	17

The earnings from discontinued operations for the years ended December 31, 2005 and 2004 are summarized below:
Year ended December 31, 2005

			Total
	AHC	Other	2005

Revenues from discontinued operations	35	—	35

Earnings from discontinued operations before income taxes	6	—	6
Gain on sale of discontinued operations	—	2	2
Income taxes	(3)	3	—

Earnings from discontinued operations	3	5	8

Year ended December 31, 2004

	Thomson					Total
	Media	DBM	AHC	Sheshunoff	Other	2004

Revenues from discontinued operations	152	28	41	11	—	232

Earnings (loss) from discontinued operations before income taxes	26	3	11	(4)	—	36
Gain (loss) on sale of discontinued operations	163	(21)	—	—	2	144
Income taxes	(77)	28	(4)	7	21	(25)

Earnings from discontinued operations	112	10	7	3	23	155

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities which resulted in a 2005 tax benefit of $11 million (2004 — $19 million). Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2005 and 2004 the Company adjusted disposal liabilities related to Thomson Newspapers resulting in $2 million of earnings from discontinued operations for the years ended December 31, 2005 and 2004. These amounts are included in “Other” above.
“Net proceeds from (income taxes paid on) disposals of discontinued operations” in the consolidated statement of cash flow for the year ended December 31, 2005 represent taxes paid related to the 2004 sale of Thomson Media. For the year ended December 31, 2004, this amount includes taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

Note 7: Earnings per Common Share
Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in Note 15.
Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.
Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2005	2004

Earnings from continuing operations	926	856
Dividends declared on preference shares	(4)	(3)

Earnings from continuing operations attributable to common shares	922	853

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2005	2004

Weighted-average number of common shares outstanding	653,862,363	654,827,909
Vested deferred share units	574,385	473,448

Basic	654,436,748	655,301,357
Effect of stock and other incentive plans	531,283	625,946

Diluted	654,968,031	655,927,303

Note 8: Accounts Receivable Allowances
The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2005	2004

Balance at beginning of year	343	338
Charges	446	436
Write-offs	(458)	(441)
Other	(7)	10

Balance at end of year	324	343

Other includes additions from acquisitions and the impact of foreign currency translation.
The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 9: Inventories
Inventories consist of the following:

	2005	2004

Raw materials	22	23
Work in process	28	33
Finished goods	272	256

	322	312

Note 10: Computer Hardware and Other Property
Computer Hardware and Other Property consists of the following:

			Net Computer
		Accumulated	hardware & other
As at December 31, 2005	Cost	Depreciation	property

Computer hardware	1,184	(873)	311
Land, buildings and building improvements	564	(223)	341
Furniture, fixtures and equipment	411	(282)	129

	2,159	(1,378)	781

			Net Computer
		Accumulated	hardware & other
As at December 31, 2004	Cost	Depreciation	property

Computer hardware	1,106	(814)	292
Land, buildings and building improvements	541	(221)	320
Furniture, fixtures and equipment	409	(272)	137

	2,056	(1,307)	749

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2005 was $240 million (2004 — $249 million).
Note 11: Computer Software
Computer software consists of the following:

		Accumulated	Net Computer
As at December 31, 2005	Cost	Amortization	Software

Capitalized software for internal use	1,925	(1,259)	666
Capitalized software to be marketed	216	(133)	83

	2,141	(1,392)	749

		Accumulated	Net Computer
As at December 31, 2004	Cost	Amortization	Software

Capitalized software for internal use	1,711	(1,024)	687
Capitalized software to be marketed	182	(100)	82

	1,893	(1,124)	769

The amortization charge for internal use computer software in 2005 was $276 million (2004 — $270 million) and is included in “Depreciation” in the consolidated statement of earnings and retained earnings. The amortization charge for software intended to be marketed was $38 million (2004 — $33 million) and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings.
Note 12: Identifiable Intangible Assets
The following table presents the details of identifiable intangible assets as at December 31, 2005 and 2004.

	Gross identifiable	Accumulated	Net identifiable
As at December 31, 2005	intangible assets	amortization	intangible assets

Finite useful lives:
Tradenames	432	(145)	287
Customer relationships	2,271	(697)	1,574
Databases and content	1,324	(518)	806
Publishing rights	1,565	(635)	930
Other	158	(82)	76

	5,750	(2,077)	3,673

Indefinite useful lives:
Tradenames	809		809

	6,559	(2,077)	4,482

	Gross identifiable	Accumulated	Net identifiable
As at December 31, 2004	intangible assets	amortization	intangible assets

Finite useful lives:
Tradenames	466	(120)	346
Customer relationships	2,107	(572)	1,535
Databases and content	1,377	(462)	915
Publishing rights	1,592	(578)	1,014
Other	166	(66)	100

	5,708	(1,798)	3,910

Indefinite useful lives:
Tradenames	809		809

	6,517	(1,798)	4,719

The amortization charge for identifiable intangible assets in 2005 was $309 million (2004 — $285 million).
As at December 31, 2005, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 19 years.
Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.
Note 13: Goodwill
The following table presents goodwill by operating segment for the years ended December 31, 2005 and 2004.

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Balance at December 31, 2003	3,282	2,864	1,545	393	8,084
Acquisitions	30	225	332	349	936
Disposals	—	—	(1)	—	(1)
Adjusted purchase price allocations	(27)	(2)	(3)	—	(32)
Translation and other, net	41	40	33	12	126

Balance at December 31, 2004	3,326	3,127	1,906	754	9,113
Acquisitions	72	14	3	7	96
Adjusted purchase price allocations	(3)	(42)	10	17	(18)
Translation and other, net	(47)	(53)	(46)	(26)	(172)

Balance at December 31, 2005	3,348	3,046	1,873	752	9,019

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in increases in goodwill of $35 million (2004 — decreases of $12 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $53 million (2004 — $20 million).
Note 14: Financial Instruments
Carrying Amounts
Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts” and are based on year end exchange rates, as applicable.
For non-U.S. dollar denominated debt, which is hedged into U.S. dollars by derivative contracts, the primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The related receivables and payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included in “Other non-current assets” in the consolidated balance sheet, as appropriate.
Fair Values
The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company’s future earnings or cash flows.
Credit Risk
Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.
The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2005, a significant portion of the Company’s cash was on deposit with five such institutions.
Short-term Indebtedness
At December 31, 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2%. Such rate was 4.3% after taking into account hedging arrangements. At December 31, 2004, short-term indebtedness was principally comprised of bank overdrafts.

Long-term Debt
The following is a summary of long-term debt:

	Carrying Amount			Fair Value
	Primary debt	Currency swap	Hedged	Primary debt	Currency swap	Hedged
As at December 31, 2005	instruments	instruments	debt	instruments	instruments	debt

Bank and other	208	—	208	205	—	205
6.50% Debentures, due 2007	215	(36)	179	223	(46)	177
4.35% Notes, due 2009	258	(12)	246	259	(22)	237
4.50% Notes, due 2009	215	(31)	184	217	(33)	184
5.20% Notes, due 2014	516	(24)	492	542	(57)	485
6.85% Medium-term notes, due 2011	344	(90)	254	386	(108)	278
5.75% Notes, due 2008	400	—	400	406	—	406
4.25% Notes, due 2009	200	—	200	195	—	195
4.75% Notes, due 2010	250	—	250	247	—	247
6.20% Notes, due 2012	700	—	700	736	—	736
5.25% Notes, due 2013	250	—	250	249	—	249
5.50% Debentures, due 2035	400	—	400	387	—	387
Private placements, due 2006-2010	125	—	125	133	—	133

	4,081	(193)	3,888	4,185	(266)	3,919
Current portion	(98)	—	(98)

	3,983	(193)	3,790

	Carrying Amount			Fair Value
	Primary debt	Currency swap	Hedged	Primary debt	Currency swap	Hedged
As at December 31, 2004	instruments	instruments	debt	instruments	instruments	debt

Bank and other	250	—	250	250	—	250
6.50% Debentures, due 2007	205	(25)	180	221	(45)	176
4.35% Notes, due 2009	247	(1)	246	250	(4)	246
4.50% Notes, due 2009	205	(21)	184	210	(26)	184
5.20% Notes, due 2014	493	(1)	492	504	(11)	493
6.90% Medium-term notes, due 2008	329	(69)	260	362	(78)	284
6.85% Medium-term notes, due 2011	329	(75)	254	372	(83)	289
5.75% Notes, due 2008	400	—	400	423	—	423
4.25% Notes, due 2009	200	—	200	202	—	202
4.75% Notes, due 2010	250	—	250	258	—	258
6.20% Notes, due 2012	700	—	700	769	—	769
5.25% Notes, due 2013	250	—	250	260	—	260
Floating rate notes	125	—	125	125	—	125
Private placements, due 2005-2010	325	—	325	352	—	352

	4,308	(192)	4,116	4,558	(247)	4,311
Current portion	(295)	—	(295)

	4,013	(192)	3,821

The private placements, of which $50 million is due in 2006, have interest rates ranging from 6.76% to 7.74%, with a weighted-average rate of 7.35% at December 31, 2005.

Bank and other debt at December 31, 2005 and 2004 was primarily U.S. dollar denominated and comprised notes issued in connection with the Capstar acquisition (see Note 18), along with foreign currency denominated loans. The 6.50% Debentures, 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures, floating rate notes and private placements are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before hedging		After hedging
	arrangements		arrangements
	2005	2004	2005	2004

Canadian dollar	1,548	1,808	—	—
U.S. dollar	2,461	2,418	3,816	4,034
Other currencies	72	82	72	82

	4,081	4,308	3,888	4,116

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2006	2007	2008	2009	2010	Thereafter	Total

Before hedging arrangements	98	278	436	674	385	2,210	4,081
After hedging arrangements	98	242	436	631	385	2,096	3,888

At December 31, 2005, undrawn and available bank facilities amounted to $1,371 million.
2005 Activity
In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% Medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings and retained earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% Debentures due 2035.
In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.
2004 Activity
In the fourth quarter of 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issues of debt securities with an aggregate book value of Cdn$1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:
Cdn$250 million of 7.95% Notes, due 2005 Cdn$250 million of 6.20% Notes, due 2006 Cdn$250 million of 7.15% Notes, due 2006 Cdn$450 million of 6.55% Notes, due 2007
A loss of $53 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings and retained earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings also completed in November 2004. The offerings included Cdn$300 million of 4.35% Notes due December 1, 2009 and Cdn$600 million of 5.20% Notes due December 1, 2014.
The Company entered into a swap for the 4.35% Notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. The Company also entered into three combination currency and interest rate swaps for the 5.20% Notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of $733 million were used to partially fund the redemption.
In July 2004, the Company repaid Cdn$250 million of 9.15% Notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of private placement debt.
In May 2004, Thomson completed an offering of US$250 million, 4.75% global Notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% Notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.
Interest Rate Risk Exposures
From time to time, Thomson may use interest rate swap agreements to manage the mix of fixed and floating interest rates in its debt portfolio, however, no interest rate swap agreements were outstanding at either December 31, 2005 or 2004.
After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
	2005	interest rate	% Share	2004	interest rate	% Share

Total fixed	3,305	5.4%	85%	3,399	5.6%	83%
Total floating	583	4.6%	15%	717	2.6%	17%

	3,888	5.2%	100%	4,116	5.1%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 81% to 19%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.
Foreign Exchange Contracts
Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2005 and 2004, the fair value of foreign exchange contracts was not material.
Investments
At December 31, 2005 and 2004, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.

Note 15: Capital
The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share Capital
			Series II,
			Cumulative
			Redeemable
	Number of	Stated	Preference	Contributed	Total
	Shares	Capital	share capital	Surplus	Capital

Balance, December 31, 2003	654,579,297	2,458	110	71	2,639
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	326,068	11	—	—	11
Common shares issued from exercise of stock options and other employee programs	226,462	7	—	—	7
Record deferred share units within contributed surplus	—	—	—	16	16
Transfer of contributed surplus for exercised stock options	—	2	—	(2)	—
Stock option expense	—	—	—	23	23

Balance, December 31, 2004	655,131,827	2,478	110	108	2,696
Common shares issued under DRIP	335,862	12	—	—	12
Common shares issued from exercise of stock options and other employee programs	730,703	22	—	—	22
Record deferred share units within contributed surplus	—	—	—	3	3
Transfer of contributed surplus for exercised stock options	—	4	—	(4)	--
Repurchase of common shares	(7,249,400)	(27)	—	—	(27)
Stock option expense	—	—	—	20	20

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726

Thomson Common Shares
Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.
Dividends
Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2005 were $0.79 (2004 — $0.755).
In the consolidated statement of cash flow, dividends paid on common shares are shown net of $12 million (2004 — $11 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid
In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. The bid will terminate on the earlier of May 4, 2006 or the date that the Company completes its purchases. Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.
During 2005, the Company repurchased 7.2 million common shares for $256 million, representing an average cost per share of $35.35. Of the $256 million, $27 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $229 million was charged to retained earnings.
From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with the Company’s broker will be adopted in accordance with the requirement of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.
Series II, Cumulative Redeemable Preference Shares
The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2005 and 2004, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.
Note 16: Employee Future Benefits
Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.
Defined Benefit Plans
Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.
The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2005	2004	2005		2004

Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.5%	7.6%	N/A		N/A
Discount rate	5.8%	5.8%	6.1%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	*	N/A	*

Assumptions used to determine benefit obligation:
Discount rate	5.4%	5.8%	5.7%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	*	N/A	*

*	At the end of 2005 and 2004, these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.
The Company’s net defined benefit plan (income) expense is comprised of the following elements:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2005	2004	2005	2004	2005	2004

Components of net periodic benefit expense:
Current service cost	46	46	7	7	2	2
Interest cost	120	113	11	10	9	9
Plan amendments	—	—	1	—	—	(1)
Actual return on plan assets	(285)	(188)	—	—	—	—
Actuarial losses (gains)	168	39	12	(2)	9	(7)

Subtotal	49	10	31	15	20	3
Adjustments (1):
Difference between expected and actual return on plan assets	130	32	—	—	—	—
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	(135)	(15)	(11)	3	(7)	10
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	1	2	—	1
Amortization of transitional asset	(1)	—	—	—	—	—

Subtotal adjustments	(5)	18	(10)	5	(7)	11

Net defined benefit plan expense	44	28	21	20	13	14

(1)	Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

					Other post-retirement
	Pensions				plans
	Funded		Unfunded
	2005	2004	2005	2004	2005	2004

Benefit obligation
Beginning benefit obligation	2,104	1,914	182	173	154	159
Current service cost	46	46	7	7	2	2
Interest cost	120	113	11	10	9	9
Plan participants’ contributions	4	5	—	—	—	1
Plan amendments	—	—	1	—	—	—
Actuarial losses (gains)	168	39	12	(2)	9	(7)
Non-routine events	(11)	(4)	—	—	—	(1)
Acquisitions, net	9	6	1	—	—	2
Benefits paid	(88)	(87)	(8)	(7)	(9)	(11)
Translation adjustments	(84)	72	1	1	—	—

Ending benefit obligation	2,268	2,104	207	182	165	154

Plan assets
Beginning fair value of plan assets	2,050	1,821	—	—	—	—
Actual return on plan assets	285	188	—	—	—	—
Employer contributions	15	44	8	7	9	10
Plan participants’ contributions	4	5	—	—	—	1
Benefits paid	(88)	(87)	(8)	(7)	(9)	(11)
Other, net	(2)	7	—	—	—	—
Translation adjustments	(83)	72	—	—	—	—

Ending fair value of plan assets	2,181	2,050	—	—	—	—

Funded status—deficit	(87)	(54)	(207)	(182)	(165)	(154)
Unamortized net actuarial loss	515	529	38	27	50	43
Unamortized past service costs	4	5	6	7	(1)	(1)
Unamortized net transitional asset	(5)	(6)	—	—	—	—
Post-measurement date activity*	14	1	2	2	2	2

Accrued benefit asset (liability)	441	475	(161)	(146)	(114)	(110)

*Consists primarily of contributions
An accrued pension benefit asset of $477 million (2004 — $519 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $197 million (2004 — $190 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.
The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $205 million at December 31, 2005 and are included in “Other non-current assets” in the consolidated balance sheet.
The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2005 were $1,823 million (2004 — $1,761 million). These plans had related fair values of plan assets of $1,706 million (2004 — $1,674 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

As of December 31, 2005, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $553 million, compared to $537 million at December 31, 2004. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between the expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2005). Unrecognized actuarial gains and losses below the 10% corridor are deferred.
The average healthcare cost trend rate used was 10% for 2006, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $16 million at December 31, 2005.
The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2005 and 2004 is as follows:

	Percentage of Plans' Assets
Asset Category	2005	2004

Equity securities	56%	56%
Debt securities	44%	44%

Total	100%	100%

As of December 31, 2005 and 2004 there were no Thomson securities held in the Company’s pension plans’ assets.
Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.
In September 2005, the Company contributed $11 million to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2005, the Company contributed $14 million to a combination of benefit plans in the UK. In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans.
Based on regulatory requirements, the Company was not obligated to make contributions in 2005 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2006.
The benefit payments for the years ended December 31, 2005 and 2004 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2005, are as follows:

Benefit Payments
	Pensions		Other post-retirement plans
	Funded	Unfunded
2004	87	7	11
2005	88	8	9
Estimated Future Payments:
2006	90	7	10
2007	92	8	10
2008	95	9	11
2009	99	9	11
2010	103	9	12
2011 to 2015	579	62	67

Defined Contribution Plans
The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $70 million in 2005 (2004 — $64 million), which approximates the cash outlays related to the plans.
Note 17: Contingencies, Commitments and Guarantees
Lawsuits and Legal Claims
At December 31, 2005, the Company was a defendant in two separate class action lawsuits involving the BAR/BRI business, which is part of the Legal & Regulatory segment. Each alleges violations of U.S. federal antitrust laws. The plaintiff in Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges that BAR/BRI has illegally leveraged its market position in state-specific bar examination preparation courses into multi-state courses and that an unlawful tying arrangement exists, which should be remedied, in part, by restructuring BAR/BRI’s review courses into separate state-specific courses and multi-state courses. The plaintiff in Rodriguez v. West Publishing Corp. and Kaplan Inc., which was filed in the U.S. District Court for the Central District of California, alleges, among other things, that the Company and Kaplan Inc. (a subsidiary of The Washington Post Company) unlawfully agreed in 1997 to divide markets and not compete against one another. Discovery proceedings are underway in both lawsuits. The Company intends to defend itself vigorously in both cases.
In October 2004, the Company received a subpoena from the U.S. Securities and Exchange Corporation (“SEC”) for certain documents related to the operations of its Capital Markets Intelligence (“CMI”) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. The Company is cooperating fully with the SEC. In 2005, approximately $35 million of the financial group’s CMI revenues were related to the identification of institutional investors for its clients.
In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry.
In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.
Taxes
The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognized a net tax benefit of $137 million from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company’s remaining contingency reserves principally represent liabilities for the years 2000 to 2005.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
Leases
The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2005 were $203 million (2004 — $196 million). The future minimum operating lease payments are $193 million in 2006, $160 million in 2007, $119 million in 2008, $97 million in 2009, $81 million in 2010 and $303 million thereafter.
With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities”. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
Business Combinations and Investments
The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In August 2005, the Company paid $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $100 million through 2007, if certain performance measures are achieved. The $50 million payment in 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
Note 18: Acquisitions and Disposals
Acquisitions
The number of transactions completed and related cash consideration during 2005 and 2004 were as follows:

	Year ended December 31,
	2005		2004
	Number of	Cash	Number of	Cash
	transactions	Consideration	transactions	Consideration

Businesses and identifiable intangible assets acquired	34	232	56	1,551
Contingent consideration payment — TradeWeb LLC	1	50	—	—
Investments in businesses	3	15	1	6

	38	297	57	1,557

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2005 and 2004, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2005	2004

Cash and cash equivalents	8	220
Accounts receivable	12	74
Inventories	4	2
Prepaid expenses and other current assets	12	15
Computer hardware and other property	2	13
Computer software	5	93
Identifiable intangible assets	157	616
Goodwill	96	936
Other non-current assets	2	10

Total assets	298	1,979

Accounts payable and accruals	(29)	(137)
Deferred revenue	(13)	(106)
Other non-current liabilities	(24)	(25)

Total liabilities	(66)	(268)

Net assets	232	1,711

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.
As part of the Capstar acquisition in 2004, Thomson issued promissory notes to the seller of $160 million. This is treated as a non-cash transaction and is therefore excluded from the consolidated statement of cash flow.
The following provides a brief description of major acquisitions completed during 2005 and 2004:

Acquiring
Date	Company	market group	Description
July 2005	Global Securities Information, Inc.	Legal & Regulatory	A provider of online securities and securities-related information and research services
February 2005	Tax Partners, LLC	Legal & Regulatory	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the U.S.
November 2004	Information Holdings Inc.	Scientific & Healthcare	A provider of intellectual property and regulatory information
October 2004	Capstar	Learning	A provider of competency assessment, learning and measurement and testing solutions
September 2004	KnowledgeNet Inc.	Learning	A provider of a learning platform that offers a combination of self-paced, instructor-led and mobile learning
May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities
May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market
March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community
January 2004	BIOSIS	Scientific & Healthcare	A provider of custom and standard information resources for biological researchers

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average amortization
			period (years)
	2005	2004	2005	2004

Finite useful lives:
Tradenames	15	77	10	8
Customer relationships	106	368	13	11
Databases and content	33	133	10	9
Other	3	38	3	6

	157	616

Disposals
In 2005, Thomson received $4 million (2004 — $87 million) cash consideration from the disposals of businesses and investments that did not qualify as discontinued operations. The disposals in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.
Note 19: Cumulative Translation Adjustment
An analysis of the cumulative translation adjustment shown separately in shareholders’ equity in the consolidated balance sheet is as follows:

	2005	2004

Balance at beginning of year	458	259
Net translation (losses) gains	(213)	199

Balance at end of year	245	458

Note 20: Stock-based Compensation
Phantom Stock Plan
Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SAR”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2005, the authorized number of SARs was 20,500,000 and there were 3,038,922 units available for grant. Thomson recognized a benefit of $1 million related to the SAR plan for the year ended December 31, 2005 (2004 — $6 million benefit) in the consolidated statement of earnings and retained earnings as a result of the change in the Company’s share price as compared to the prior year-end.

A summary of the status of the Thomson phantom stock plan as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
		Canadian $		Canadian $
		weighted-average		weighted-average
	SARs	exercise price	SARs	exercise price

Outstanding at beginning of year	2,451,224	37.28	2,611,168	36.51
Granted	252,154	40.77	219,467	41.74
Exercised	(382,335)	28.72	(278,827)	31.09
Forfeited	(111,540)	47.16	(100,584)	44.18

Outstanding at end of year	2,209,503	38.66	2,451,224	37.28

Exercisable at end of year	1,692,789	37.75	1,953,396	35.85

The following table summarizes information on SARs outstanding at December 31, 2005:

	SARs outstanding			SARs exercisable
	Number	Weighted-average	Canadian $	Number	Canadian $
	outstanding at	remaining	weighted-average	exercisable at	weighted-average
Canadian $ range of exercise prices	12/31/05	contractual life	exercise price	12/31/05	exercise price

21.77 — 32.125	225,626	1.1	21.77	225,626	21.77
35.00 — 44.50	1,796,171	5.0	39.35	1,279,457	38.43
48.40 — 57.45	187,706	5.4	52.35	187,706	52.35

Stock Incentive Plan
In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of December 31, 2005, there were 22,991,887 awards available for grant (2004 — 5,769,181).
Stock Options
Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the options granted and exercised in Canadian dollars as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
		Canadian $		Canadian $
		weighted-average		weighted-average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	5,958,774	49.46	6,277,090	49.43
Granted	28,000	40.85	16,500	41.74
Exercised	(242,100)	41.00	(48,400)	41.00
Forfeited	(293,010)	51.59	(286,416)	49.77

Outstanding at end of year	5,451,664	49.67	5,958,774	49.46

Exercisable at end of year	5,384,539	49.77	4,952,559	50.16

The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2005:

Options outstanding				Options exercisable

	Number	Weighted-average	Canadian $	Number	Canadian $
	outstanding at	remaining	weighted-average	exercisable at	weighted-average
Canadian $ range of exercise prices	12/31/05	contractual life	exercise price	12/31/05	exercise price

40.69 — 44.40	1,259,800	4.5	41.05	1,197,675	41.03
45.90 — 48.70	2,276,174	5.9	48.36	2,271,174	48.36
50.25 — 57.45	1,915,690	4.9	56.90	1,915,690	56.90

A summary of the status of the options granted and exercised in U.S. dollars as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
		U.S.$		U.S.$ weighted-
		weighted-average		average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	7,956,303	31.38	5,240,395	29.96
Granted	3,084,846	35.11	2,934,033	33.71
Exercised	(330,285)	27.77	(59,500)	26.06
Forfeited	(240,875)	30.50	(158,625)	29.17

Outstanding at end of year	10,469,989	32.62	7,956,303	31.38

Exercisable at end of year	3,392,303	30.41	1,833,015	28.86

The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Number	Weighted-average	U.S. $	Number	U.S. $
	outstanding at	remaining	Weighted-average	exercisable at	Weighted-average
U.S.$ range of exercise prices	12/31/05	contractual life	exercise price	12/31/05	exercise price

26.06 — 29.70	1,962,017	7.0	26.12	1,401,941	26.10
30.79 — 33.76	5,449,626	8.5	33.55	1,990,362	33.45
33.87 — 38.16	3,058,346	9.9	35.13	—	—

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2005, compensation expense recorded in connection with stock options was $20 million (2004 — $23 million).
Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.27 and $7.56 for the years ended December 31, 2005 and 2004, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004

Risk-free interest rate	4.4%	3.8%
Dividend yield	2.3%	2.3%
Volatility factor	18.8%	22.9%
Expected life (in years)	6	6

Restricted Share Units
In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional restricted share units. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2005, compensation expense recorded in connection with RSUs was $1 million (2004 — nil).
A summary of the status of the restricted share units granted and vested as of December 31, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2005		2004
		U.S.$		U.S. $
		weighted-average		weighted-average
	RSUs	value	RSUs	value

Outstanding at beginning of year	27,150	34.68	—	—
Granted	201,194	33.77	30,167	34.68
Vested	(4,629)	34.69	(3,017)	34.68

Outstanding at end of year	223,715	33.86	27,150	34.68

During 2005, a total of 4,629 RSUs vested. In January 2006, 2,991 shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. In 2004, 2,060 common shares were issued after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2006.
Employee Stock Purchase Plan
In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the New York Stock Exchange as of the last business day of the quarter. The Company recognized an expense of $1 million in 2005 relating to the 15% discount of purchased shares.
Note 21: Supplemental Cash Flow Information
The following sets forth the components of depreciation expense:

	2005	2004

Computer hardware and other property	240	249
Capitalized software for internal use	276	270
Pre-publication costs	106	101

	622	620

Details of “Changes in working capital and other items” are:

	2005	2004

Accounts receivable	(74)	(55)
Inventories	(8)	(5)
Prepaid expenses and other current assets	(7)	(38)
Accounts payable and accruals	102	14
Deferred revenue	36	(24)
Income taxes	(6)	(18)
Other	(63)	(35)

	(20)	(161)

Income taxes paid during 2005 were $556 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. For 2004, income taxes paid were $322 million, which included $36 million relating to the 2003 sale of Healthcare Magazines. Income tax refunds received during 2005 were $6 million (2004 — $16 million).
Note 22: Related Party Transactions
As at December 31, 2005, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of the Company’s common shares. Mr. Thomson is a member of the Company’s board of directors.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005, the amounts charged for these rentals and services were approximately $2 million (2004 — $3 million). Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 for advisory services in connection with the Company’s long-term tax and capital strategies.
The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of

Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.
Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2005 and 2004, these premiums were approximately $45,000, which would approximate the premium charged by a third party insurer for such coverage.
In June 2005, the Company amended its agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under the Company’s directors’ and officers’ insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. The Company will pay Woodbridge an annual fee of $750,000, which is less than the premium that would have been paid for commercial insurance.
In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million through the five year period ending in 2010. In 2005, Thomson paid Hewitt $5 million. Mr. Denning, one of the Company’s directors and chairman of the Company’s Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company’s controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded in “Net other (expense) income” in the consolidated statement of earnings and retained earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.
Note 23: Business Interruption Insurance
In 2004, the Company received a $19 million insurance recovery related to the events of September 11, 2001 in New York City. Of the claim received in 2004, $14 million related to a recovery of lost revenues due to business interruption, while the remaining $5 million was for a property claim. The $14 million business interruption portion, as well as the $5 million property claim, was recorded as a reduction of “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings and is included in the financial group within the segmented information.
Note 24: Segment Information
Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company’s four reportable segments are:
Legal & Regulatory
Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.
Learning
Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial
Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.
Scientific & Healthcare
Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.
Reportable Segments — 2005

			Adjusted	Additions to
			operating	capital assets[1]	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	and goodwill	assets

Legal & Regulatory[2]	3,491	202	982	420	7,388
Learning	2,319	195	350	257	5,477
Financial	1,897	177	334	201	3,346
Scientific & Healthcare[2]	1,018	38	235	65	1,769

Segment totals	8,725	612	1,901	943	17,980
Corporate and other[3]	—	10	(128)	12	1,440
Eliminations[2]	(22)	—	—	—	—

Continuing operations	8,703	622	1,773	955	19,420

Discontinued operations					16

Total					19,436

Reportable Segments — 2004

			Adjusted	Additions to
			operating	capital assets[1]	Total
(millions of U.S. dollars)	Revenues	Depreciation	profit	and goodwill	assets

Legal & Regulatory[2]	3,276	197	897	294	7,316
Learning	2,174	194	327	554	5,549
Financial	1,738	182	294	802	3,518
Scientific & Healthcare[2]	893	35	195	604	1,778

Segment totals	8,081	608	1,713	2,254	18,161
Corporate and other[3]	—	12	(98)	5	1,466
Eliminations[2]	(24)	—	—	—	—

Continuing operations	8,057	620	1,615	2,259	19,627

Discontinued operations					18

Total					19,645

Geographic Information — 2005

		Capital assets[1]	Total
(by country of origin) (millions of U.S. dollars)	Revenues	and goodwill	assets

United States	6,890	12,373	15,690
Europe	1,058	2,127	2,738
Asia-Pacific	367	208	359
Canada	300	301	437
Other countries	88	132	212

Total	8,703	15,141	19,436

Geographic Information — 2004

		Capital assets[1]	Total
(by country of origin) (millions of U.S. dollars)	Revenues	and goodwill	assets

United States	6,349	12,468	15,560
Europe	1,045	2,356	3,091
Asia-Pacific	329	215	375
Canada	261	293	423
Other countries	73	124	196

Total	8,057	15,456	19,645

1.	Capital assets include computer hardware and other property, capitalized software for internal use, identifiable intangible assets and pre-publication costs.

2.	Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods’ results have been reclassified to conform to the current period’s presentation.

3.	Corporate and other includes corporate costs and costs associated with the Company’s stock-based compensation expense.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses Adjusted operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.
The following table reconciles Adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	For the Year Ended December 31,
	2005	2004

Adjusted operating profit	1,773	1,615
Less: Amortization	(309)	(285)

Operating profit	1,464	1,330

Note 25: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended
	December 31,
	2005	2004

Net earnings under Canadian GAAP	934	1,011
Differences in GAAP increasing (decreasing) reported earnings:
Asset retirement obligations	—	(11)
Business combinations	15	36
Related party transactions (note 22)	—	(14)
Derivative instruments and hedging activities	4	11
Income taxes	(6)	(11)
Net other (expense) income	—	(6)

Net income under U.S. GAAP	947	1,016

Other comprehensive income:
Foreign currency translation	(211)	198
Minimum pension liability (including tax benefits of $4 million (2004 - $1 million))	21	2
Net unrealized gains on cash flow hedges (net of taxes in 2005 and 2004 of nil)	26	40

Other comprehensive income	(164)	240

Comprehensive income	783	1,256

Earnings under U.S. GAAP from continuing operations	939	848
Earnings under U.S. GAAP from discontinued operations	8	168

Net income under U.S. GAAP	947	1,016

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.43	$1.29
Discontinued operations, net of tax	0.01	0.26

Basic earnings per common share[1]	$1.44	$1.55

1	Earnings per common share is calculated after taking into account dividends declared on preference shares. For 2005, basic and diluted earnings per common share were equivalent. For the year ended December 31, 2004, diluted earnings per common share for discontinued operations was $0.25, which resulted in total diluted earnings per common share of $1.54 for the year ended December 31, 2004.

	As at December 31,
	2005	2004

Shareholders’ equity under Canadian GAAP	9,963	9,962
Differences in GAAP increasing (decreasing) reported Shareholders’ equity:
Business combinations	(605)	(622)
Employee future benefits	(33)	(50)
Derivative instruments and hedging activities	48	18
Income taxes	157	159

Shareholders’ equity under U.S. GAAP	9,530	9,467

Descriptions of the nature of the reconciling differences are provided below:
Asset Retirement Obligations
     Under Canadian GAAP, effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent U.S. GAAP standard was effective January 1, 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to U.S. GAAP, this item was not treated as a difference between Canadian and U.S. GAAP in prior periods. Under U.S. GAAP, the Company recognized this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.
Business Combinations
     Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $15 million increase to income (2004 — $36 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.
The $605 million decrease in Shareholders’ equity as of December 31, 2005 (2004 — $622 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $8,722 million at December 31, 2005 (2004 — $8,816 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $4,183 million at December 31, 2005 (2004 — $4,403 million).
Related Party Transactions
     During 2004, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million.
In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under U.S. GAAP, the cash received would have been classified as a financing activity. For the year ended December 31, 2004, cash used in investing activities would have been $14 million higher or $1,477 million and cash used in financing activities would have decreased by the same amount to $615 million.
Derivative Instruments and Hedging Activities
     Under Canadian GAAP, the fair values of derivative instruments that are treated as hedges are disclosed in the notes to the consolidated financial statements as at and for the year ended December 31, 2004, but not recorded in the consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2005, prepaid expenses and other current assets were $3 million lower (2004 — $5 million lower), other non-current assets were $67 million higher (2004 — $46 million higher), accounts payable and accruals were unchanged (2004 — $1 million higher) and long-term debt was $16 million higher (2004 — $22 million higher) as compared to Canadian GAAP.

Income Taxes
     The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.
Net other (expense) income
     Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.
Employee Future Benefits
     Certain of the Company’s defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an “additional minimum liability” of $39 million (2004 — $55 million), with a corresponding reduction in shareholders’ equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.
The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2005 was $80 million (2004 — $168 million). These plans had related fair values of plan assets of $68 million (2004 — $161 million).
Comprehensive Income
     SFAS No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly in shareholders’ equity on a U.S. GAAP basis. In 2005 and 2004, the components of other comprehensive income consist of unrealized gains and losses relating to the translation of foreign currency financial statements, pension accounting, hedging activity and certain investment securities, as well as the realization of previously deferred gains and losses on certain derivatives. Accumulated other comprehensive income as at December 31, 2005 was a gain of $270 million (2004 — gain of $434 million).
Recently Issued Accounting Standards
     In December 2004, the U.S. Financial Accounting Standards Board revised SFAS 123, Share Based Payment (“SFAS 123(R)”) which, most notably, requires the expensing of stock-based compensation. While this provision of SFAS 123(R) will not impact the Company as Canadian GAAP already requires the expensing of stock-based compensation, there are other provisions in the U.S accounting standard related to stock appreciation rights (“SARs”) that will create a difference between the Company’s U.S. and Canadian GAAP results. Under SFAS 123(R), SARs must be accounted for at their fair value, while Canadian GAAP provides for these instruments to be accounted for at their intrinsic value. Given the Company’s limited issuances of SARs, it does not believe that this difference will be material. SFAS 123(R) is effective for years beginning after December 15, 2005.
Note 26: Subsequent Events
In February 2006, the Company’s board of directors approved the plan to dispose of three separate businesses within the Learning segment. These businesses are Peterson’s, a college preparatory guide, the U.S. operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The results of these businesses will be classified as discontinued operations beginning with the interim financial statements to be filed for the first quarter of 2006 and prior periods will be restated to reflect this classification. The combined annual revenues of these businesses in 2005 were approximately $145 million.
In February 2006, the Company’s board of directors announced a 10%, or $0.08 per share, increase in the annualized rate of the Company’s common share dividend to $0.88 per share. Additionally, the Board announced it has moved the annual dividend review period from the second quarter to the first quarter of each year.

The Thomson Corporation
Six-Year Summary
(unaudited)
The following table includes measurements for Adjusted operating profit that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis and a reconciliation of them to the consolidated statement of earnings and retained earnings are included on page 42.

(millions of U.S. dollars)	2005	2004	2003	2002	2001	2000

Revenues
Legal & Regulatory[1]	3,491	3,276	3,012	2,822	2,684	2,526
Learning	2,319	2,174	2,052	2,036	1,752	1,429
Financial	1,897	1,738	1,526	1,622	1,704	1,551
Scientific & Healthcare[1]	1,018	893	826	774	723	703
Eliminations[1]	(22)	(24)	(25)	(25)	(19)	(16)

	8,703	8,057	7,391	7,229	6,844	6,193

Adjusted operating profit [2]
Legal & Regulatory[1]	982	897	809	782	715	648
Learning	350	327	336	301	243	218
Financial	334	294	230	244	246	206
Scientific & Healthcare[1]	235	195	162	137	123	117
Corporate and other [3]	(128)	(98)	(97)	(70)	(75)	(144)

	1,773	1,615	1,440	1,394	1,252	1,045

1	Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods’ results have been reclassified to conform to the current period’s presentation.

2	Adjusted operating profit excludes amortization and restructuring charges and, in 2000, Year 2000 costs.

3	Corporate and other includes corporate costs, minority interests and costs associated with the Company’s stock-based compensation expense.
Prior year amounts have been restated for discontinued operations and reclassified to conform with the current year’s presentation.

The Thomson Corporation
Six-Year Summary (continued)
(unaudited)
The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations that do not have any standardized meanings prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in the management’s discussion and analysis.

(millions of U.S. dollars, except per common share amounts)	2005	2004	2003	2002	2001	2000

Earnings attributable to common shares	930	1,008	877	585	741	1,220

Basic and diluted earnings per common share	$1.42	$1.54	$1.34	$0.91	$1.18	$1.96

Supplemental Information:
Earnings attributable to common shares as above	930	1,008	877	585	741	1,220
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, Year 2000 costs, and redemption of Series V preference shares	29	(14)	(87)	39	(206)	2
Proportionate share of goodwill impairment recognized by BGM	—	—	—	67	—	—
One-time tax benefits	(12)	(41)	(64)	—	—	(105)
Earnings from discontinued operations	(8)	(155)	(39)	(70)	(109)	(687)
Effect of new accounting standard [1]	—	—	—	—	188	143

Adjusted earnings from continuing operations	939	798	687	621	614	573

Adjusted basic and diluted earnings per common share from continuing operations	$1.43	$1.22	$1.05	$0.97	$0.98	$0.92

1	Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

The Thomson Corporation
Reconciliation of Adjusted Operating Profit to Operating Profit
(millions of U.S. dollars)
(unaudited)

	For the Year Ended December 31, 2005
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	982	350	334	235	(128)	1,773
Less: Amortization	(108)	(66)	(89)	(46)	—	(309)

Operating profit	874	284	245	189	(128)	1,464

	For the Year Ended December 31, 2004
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	897	327	294	195	(98)	1,615
Less: Amortization	(99)	(69)	(82)	(35)	—	(285)

Operating profit	798	258	212	160	(98)	1,330

	For the Year Ended December 31, 2003
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	809	336	230	162	(97)	1,440
Less: Amortization	(99)	(83)	(64)	(32)	—	(278)

Operating profit	710	253	166	130	(97)	1,162

	For the Year Ended December 31, 2002
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	782	301	244	137	(70)	1,394
Less: Amortization	(83)	(97)	(65)	(29)	—	(274)
Restructuring charges	(4)	—	—	—	—	(4)

Operating profit	695	204	179	108	(70)	1,116

	For the Year Ended December 31, 2001
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	715	243	246	123	(75)	1,252
Less: Amortization	(179)	(103)	(107)	(38)	—	(427)
Restructuring charges	(7)	—	(20)	(3)	—	(30)

Operating profit	529	140	119	82	(75)	795

	For the Year Ended December 31, 2000
				Scientific &
	Legal & Regulatory	Learning	Financial	Healthcare	Corporate and Other	Total

Adjusted operating profit	648	218	206	117	(144)	1,045
Less: Amortization	(167)	(70)	(36)	(40)	—	(313)
Restructuring charges	(12)	(16)	(1)	(4)	(4)	(37)
Y2K costs	(1)	(1)	(1)	(1)	—	(4)

Operating profit	468	131	168	72	(148)	691